Exhibit 99.1

NEWS RELEASE

Company Contact:

N. Paul Brost

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS

RESULTS FOR THIRD QUARTER OF FISCAL 2015

Herndon, VA***February 17, 2015***Command Security Corporation (NYSE MKT: MOC) announced today its financial results for its third fiscal quarter of 2015 ended December 31, 2014.

Revenues for the three months ended December 31, 2014, were $34,516,424, compared with $40,439,437 in the same period of the prior year, a decrease of 14.6%. Operating income for the three months ended December 31, 2014, decreased to $359,147, compared with $1,128,834 in the same period of the prior year. Net income for the three months ended December 31, 2014, decreased to $208,060, or $0.02 per basic and diluted share, compared with $580,720, or $0.06 per basic and diluted share in the same period of the prior year.

Revenues for the nine months ended December 31, 2014, were $106,501,072, compared with $118,548,024 in the same period of the prior year, a decrease of 10.2%. Operating income for the nine months ended December 31, 2014, decreased to $2,052,896, compared with $2,657,729 in the same period of the prior year. Net income for the nine months ended December 31, 2014, increased to $1,258,102, or $0.13 per basic and diluted share, compared with $1,247,174, or $0.14 per basic share and $0.13 per diluted share in the same period of the prior year.

The net decrease in revenues for three and nine months ended December 31, 2014, compared with the corresponding periods of the prior year was due almost entirely to a reduction in revenues from a major transportation company following the previously announced loss of the Western region services contract with this customer effective May 31, 2014.

The decrease in operating income for the three months ended December 31, 2014, as compared to the corresponding period of the prior year was due primarily to the above-mentioned decrease in revenues, and a $180,724 increase in general and administrative costs and the provision for doubtful accounts. The increase in general and administrative costs was driven by increased business development, legal and labor settlement costs.

The decrease in operating income for the nine months ended December 31, 2014, as compared to the corresponding period of the prior year was due primarily to the above-mentioned decrease in revenues partly offset by a $225,006 decrease in general and administrative costs and provisions for doubtful accounts.

The decrease in net income and income per share for the three months ended December 31, 2014, as compared to the corresponding period of the prior year was driven by the above described decrease in operating income partly offset by the equity in the earnings of Ocean Protection Services LLC (“OPS”).

The increase in net income for the nine months ended December 31, 2014, as compared to the corresponding period of the prior year was due primarily to the increase in the equity in the earnings of OPS and a lower overall effective tax rate partly offset by a decrease in operating income. The decrease in earnings per share for the nine months ended December 31, 2014, as compared to the corresponding period of the prior year, was due to the increase in the weighted average number of shares outstanding.

Craig P. Coy, Chief Executive Officer of Command Security Corporation, stated, “We continue to make significant strides across the Company. We are improving our operational capabilities with the implementation of our national Security Operations Center which provides real-time visibility into all our operations in conjunction with the deployment of our new TrackTik web-based mobile field management system. We have at the same time been heavily engaged in business development initiatives which have required additional business development and legal resources. One of those initiatives resulted in the award of the U.S. Postal Service contracts. Although the USPS contracts remain contested, it has demonstrated the Company’s ability to compete on large-scale national programs. Our pipeline of opportunities continues to grow which is a positive reflection on our hardworking employees at customer locations across the country.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards subsidiary provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2014, and the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2014, each of which has been filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

Income Statement Highlights	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2014	2013	2014	2013

Revenues	$34,516,424	$40,439,437	$106,501,072	$118,548,024
Gross Profit	4,996,830	5,585,793	15,220,353	16,050,192
General and Administrative	4,606,262	4,285,709	13,191,477	13,073,478
Operating Income	359,147	1,128,834	2,052,896	2,657,729
Equity earnings in minority investment of unconsolidated affiliate	125,000	-	370,000	-
Provision for income taxes	243,000	510,000	1,043,000	1,270,000
Net income	208,060	580,720	1,258,102	1,247,174
Net income per common share:
Basic	0.02	0.06	0.13	0.14
Diluted	0.02	0.06	0.13	0.13
Weighted average number of common shares outstanding:
Basic	9,718,870	9,263,606	9,606,271	9,178,912
Diluted	9,952,518	9,572,228	9,868,139	9,411,176

Balance Sheet Highlights	December 31, 2014	March 31, 2014
	(Unaudited)	(Audited)

Cash	$1,893,975	$3,470,427
Accounts receivable	23,899,837	25,328,451
Total current assets	29,465,261	33,508,938
Total assets	37,185,066	41,105,106
Short-term debt	7,000,000	10,511,360
Total current liabilities	15,924,074	21,675,984
Total liabilities	16,741,666	22,349,145
Stockholders’ equity	20,443,400	18,755,961
Total liabilities and stockholders’ equity	$37,185,066	$41,105,106